Avanos Medical, Inc. 5405 Windward Parkway Suite 100 South Alpharetta, GA 30004
January 6, 2022
VIA EDGAR SUBMISSION
Mr. Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 205479
Re:    Avanos Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 19, 2021
File No. 001-36440

Dear Mr. Fay:
This letter is in response to the December 10, 2021 letter from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”). We appreciate the Commission allowing the Company an extension of time, until January 7, 2022 to respond to the Staff’s comments.
For convenience, the Staff’s comments are copied below, followed by the Company’s response.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Related Information, page 20
Staff Comment No. 1
We have reviewed your proposed disclosure in response to prior comment 2 related to post divestiture transition charges and have the following additional comments:
•Please describe to us in further detail the types of services received under the transition services agreements, the amounts related to each different type of service received, and how you considered Non-GAAP Financial Measure C&DI 100.01 related to normal, recurring cash operating expenses regarding these services received;
•Please describe to us in further detail the rebranding costs incurred by you, the amounts related to the different types of rebranding costs incurred, and how you considered Non-GAAP Financial Measure C&DI 100.01 related to normal, recurring, cash operating expenses regarding these costs; and
•Please describe for us in greater detail the costs to separate your IT systems and how these costs compare to IT costs included in the “post-divestiture restructuring and IT charges” line item.
Company Response:
The post divestiture transition charges are the result of a very large and transformational divestiture (the “Divestiture”) of our former Surgical and Infection Prevention business (the “Divested Business”). The Divestiture, which closed in 2018, involved the following:
•the sale of the Divested Business, taking the company’s annual net sales from approximately $1.6 billion to $650 million,
•the sale of the name “Halyard Health” (and all variations thereof and related intellectual property rights), and

Mr. Michael Fay
Securities and Exchange Commission

•the sale of our information technology (“IT”) system
The transformational nature of the Divestiture required substantial costs to provide transition support to the Divested Business, divest our IT infrastructure and divest the “Halyard Health” name and brand. This resulted in large-scale, incremental and non-recurring costs to complete the Divestiture. Costs associated with providing services to the buyer under the Transition Services Agreements (“TSAs”) entered into with the buyer continued into 2020, and the costs associated with rebranding ran into 2021. Post-divestiture transition activities were substantially completed by the end of 2021.
A more detailed breakdown of post-divestiture transition costs are summarized in the table below ($ in millions). We do not necessarily intend to include this table in our future filings:

	2020	2019	2018
Transition Services Agreements - Billed to buyer	$(0.8)	$(3.7)	$(7.5)
Incremental IT, LRD and personnel costs	5.7	31.9	6.2
Rebranding costs	7.6	4.1	2.7
IT Separation costs	1.3	15.2	2.9
Establish distribution centers and other	1.1	8.8	4.9
Total post divestiture transition costs	$14.9	$56.3	$9.2
Transition Services Agreements: Upon the Divestiture, we entered into certain commercial agreements, including the TSAs and a Limited Risk Distributor Agreement (“LRD”) pursuant to which we and the buyer performed various transitional services. Under the TSAs, the services we provided consisted primarily of administrative and accounting services. Under the LRD, we acted as a limited risk distributor on the buyer’s behalf in jurisdictions outside North America until the buyer could legally assume the business in those jurisdictions. The costs of providing such services are included in “Incremental IT, LRD and personnel costs” described below.
The amounts that we were billed for services that we received were normal, recurring costs and were not included in the calculation of our non-GAAP financial measures. In our response to the Staff’s October 26, 2021 letter, we indicated “incremental costs” were related to the TSAs, but did not clarify that the incremental costs were in conjunction with services provided to the buyer. We propose to revise our MD&A to reflect this clarification as shown in attached Exhibit A.
We considered the guidance in the Non-GAAP Financial Measures C&DI 100.01 related to normal, recurring, cash operating expenses regarding these costs. The amounts billed to the buyer under the TSAs and the associated costs were incurred over the TSA term, which ended in 2020, and did not include any costs incurred to support our normal and recurring IT or personnel requirements.
Incremental IT, LRD and personnel costs: Since we sold our IT system in the Divestiture, we incurred incremental IT costs, along with incremental personnel costs and costs associated with the LRD, which exceeded the amounts we could bill to the buyer. These costs did not represent costs necessary to support our normal business, but were limited to specific costs necessary to provide transition support to the Divested Business.
As these costs were incremental costs incurred to provide transition support to the Divested Business over the TSAs’ term, which ended in 2020, and did not include costs necessary to support our normal ongoing business, we believe they were appropriate under the Non-GAAP Financial Measures guidance in C&DI 100.01 related to normal, recurring, cash operating expenses.
Rebranding costs: Since the Divestiture included the name “Halyard Health,” including all variations thereof and related intellectual property rights, we were required to rename the company and launch rebranding activities, resulting in incremental costs. Rebranding is a time-consuming process and includes costs that would not have been incurred in the normal course, as it involved (i) costs to re-register every product under the “Avanos” brand in every jurisdiction around the world in which we do business, (ii) costs to change the packaging for all of our products to the “Avanos” brand and (iii) inventory write-offs for inventory bearing the “Halyard” brand that could no longer be accepted in jurisdictions after the “Avanos” brand became effective. The rebranding costs in the preceding table include write-offs of Halyard-branded inventory of $0.5 million in 2019 and $5.9 million in 2020. Rebranding is the only component of post Divestiture transition that continued into 2021.

Mr. Michael Fay
Securities and Exchange Commission

Rebranding costs are incremental expenses directly related to the Divestiture that were incurred over a period of time extending into 2021. In addition, the write-offs of Halyard-branded inventory were entirely unrelated to our normal, recurring write-offs associated with obsolete or slow-moving inventory. Accordingly, we believe rebranding costs are consistent with the guidance in the Non-GAAP Financial Measures C&DI 100.01 related to normal, recurring, cash operating expenses.
IT Separation costs: These costs were incurred to separate historical data and current transactional data between our business and the Divested Business in preparation for migrating our data and business to a new IT platform. In contrast, “Post divestiture restructuring and IT charges” were associated with a multi-phase restructuring plan intended to align our organization, IT platform, supply chain and distribution channels to be more appropriate for our business following the Divestiture.
These incremental costs were incurred to separate our business from a system we no longer owned and do not include any costs related to supporting our normal and recurring IT requirements. Accordingly, we believe these costs are consistent with the guidance in the Non-GAAP Measures C&DI 100.01 related to normal, recurring, cash operating expenses.
Establish distribution centers and other costs: In addition to the categories of post-divestiture transition costs described above, other costs were incurred to establish new distribution centers in North America as our former distribution centers were included in the Divestiture.
As we would not have otherwise replaced our distribution centers, we believe the incremental costs associated with establishing our new distribution centers were also consistent the guidance in the Non-GAAP Financial Measures C&DI 100.01 related to normal, recurring, cash operating expenses.
All of the activities associated with the Divestiture were substantially completed by the end of 2021. As a result, the magnitude of our adjusting items will be significantly lower in 2022 and beyond. Further, we will provide more specific and descriptive disclosure of adjusting items in future filings.
Staff Comment No. 2
In response to prior comment 4 we note you proposed additional disclosure, however, you have not added quantitative information about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and incentives, as set forth in ASC 606-10-50-1(b), 50-17, and 50-20, to enable users of your financial statements to understand the uncertainty of revenue and cash flows arising from contracts with customer. Please revise your proposed disclosure accordingly.
Company Response:
The Company respectfully acknowledges the Staff’s comments and will include such revised disclosure beginning with the Annual Report on Form 10-K for the year ended December 31, 2021, in substantially the form provided in Exhibit B.

Mr. Michael Fay
Securities and Exchange Commission

If you have any further questions or comments regarding the Company’s response to the Staff’s comments, please contact me at (470) 448-5000 or via email at michael.greiner@avanos.com.

Avanos Medical, Inc.
By:	/s/ Michael C. Greiner
Michael C. Greiner Senior Vice President and Chief Financial Officer

EXHIBIT A

Introduction:

The following expands and clarifies our MD&A disclosure for post-divestiture transition costs.

Post divestiture transition costs: Post divestiture transition costs in 2021 are primarily related to rebranding activities. 2021 rebranding costs of $__ million includes $__ million of write-offs for Halyard-branded inventory that could not be sold after the transition to the Avanos brand. In 2020, costs included $7.6 million of rebranding costs, including $5.9 million of Halyard-branded inventory write-offs, $5.7 million of incremental IT and personnel costs incurred to provide accounting and administrative services to the buyer of the divested business under TSA arrangements, partially offset by $0.8 million billed to the buyer, and $2.4 million of IT separation and various other incremental transition costs. Costs in 2019 included $31.9 million of incremental personnel, IT and other costs incurred in the provision of accounting, administrative and other services to the buyer, partially offset by $3.7 million of billings to the buyer, $15.2 million of IT separation costs, $4.1 million of rebranding costs, including $0.5 million of Halyard-branded inventory write-offs, and $8.8 million to establish new distribution centers and other costs. All of the costs incurred for post-divestiture transition were incremental costs incurred to provide transition support to the divested business and do not include any costs to support our normal and recurring business requirements. All transition-related activities and costs were substantially complete by the end of 2021.

EXHIBIT B

Introduction:

The following enhances our revenue recognition disclosure in our revenue recognition accounting policy. Additions to the disclosure included in our 2020 Form 10-K are underlined.

Note 1.    Accounting Policies
Revenue Recognition and Accounts Receivable
Sales revenue is recognized at the time of product shipment or delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction’s shipping terms. Sales revenue is recognized for the amount of consideration that we expect to be entitled to receive in exchange for our products. Sales are reported net of returns, rebates, incentives, each as described below, and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.
We provide medical products to distributors or end-user customers under supply agreements under which customers may place purchase orders for a variety of our products at specified pricing over a specified term, usually three years. While our sales and marketing efforts are directed to hospitals or other healthcare providers, our products are generally sold through third-party distribution channels.
Under our contracts with customers, our performance obligations are normally limited to shipment or delivery of products to a customer upon receipt of a purchase order. We bill our customers, depending on shipping terms, upon shipment or delivery of the products to the customer.
Amounts billed are typically due within 30 days, with a 1% discount allowed for distributors if payments are made within 15 days. We estimate cash discounts based on historical experience and record the cash discounts as an allowance to trade receivables. The allowance for this cash discount is disclosed in “Supplemental Balance Sheet Information” under “Accounts Receivable” in Note __. The differences between estimated and actual cash discounts are generally not material.
We allow for returns within a specified period of time, based on our standard terms and conditions, following customers’ receipt of the goods and estimate a liability for returns based on historical experience. The liability for estimated returns was $__ million and $0.1 million, respectively, as of December 31, 2021 and 2020. The differences between estimated and actual returns are generally not material.
Our contracts provide for forms of variable consideration including rebates, incentives and pricing tiers, each of which are described below:

Distributor Rebates - Sales to distributors, on a global basis, represents approximately 60% of our consolidated net sales. We provide for rebates on gross sales to distributors for differences between list prices and average end-user customer prices. Rebate rates vary widely (typically between 10% and 35%) between our product families. A liability for distributor rebates is estimated based on a moving average of rebate rates, specific customer trends, contractual provisions, historical experience and other relevant factors. The liability for estimated rebates was $__ million and $8.9 million, respectively, as of December 31, 2021 and 2020. Differences between our estimated and actual costs are generally not material and recognized in earnings in the period such differences are determined.
Incentives - Globally, approximately 35% of our consolidated net sales are contracted through group purchasing organizations (“GPOs”). Incentives include fees paid to GPOs or small percentage incentive rebates to distributors in conjunction with the sales volume of our products to end-user customers. A liability for incentives is estimated based on average incentive rates over a period of time. The liability for estimated incentives was $__ million and $13.6 million, respectively, as of December 31, 2021 and December 31, 2020. Differences between our estimated and actual costs are generally not material and recognized in earnings in the period such differences are determined.
Pricing tiers - In certain of our contracts, pricing is dependent on volumes purchased, with lower pricing given upon meeting certain established purchase volumes. Customers are placed in a pricing tier based on expected purchase volume, which is developed primarily using the customer’s purchase history. Depending on the customer’s purchases, we may move the customer up or down a tier upon meeting or failing to meet certain established purchase volumes. Pricing in the new tier is applied to purchase orders prospectively. There are no retrospective adjustments based on movements between pricing tiers.